UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang Yan Chuang

Shang Yan Chuang Chief Financial Officer

Date: April 25, 2017

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

SHANGHAI, April 25, 2017 /PRNewswire/ — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider with a focus on global services for high net worth individuals and enterprises in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission on April 21, 2017.

The annual report can be accessed on Noah’s investor relations website at http://ir.noahwm.com/. The Company will provide hard copies of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the full year 2016, Noah distributed over RMB101.4 billion (US$15.2 billion) of wealth management products. As of December 31, 2016, Noah had assets under management of RMB120.9 billion (US$17.4 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, secondary market products and insurance products. Gopher Asset Management, the Company’s subsidiary, is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to mass affluent clients in China. Noah delivers customized financial solutions to clients through a network of 1,169 relationship managers across 185 branches and sub-branches in 71 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 135,396 registered clients as of December 31, 2016.

For more information please visit Noah at ir.noahwm.com.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

4